SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:       Form 20-F                     Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.         Yes                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 14, 2008

By: /s/ Victor DiTommaso________________

Victor DiTommaso, Chief Financial Officer

NYSE, TSX

SYMBOL:  ITP

Intertape Polymer Group Reports First Quarter 2008 Results

•

First quarter year-over-year  EBITDA and gross margins improve

•

Higher selling prices help offset rising raw material costs

•

New financial arrangements place Company on solid footing

MONTREAL, QUEBEC and BRADENTON, FLORIDA – May 14, 2008 – Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) ("Intertape" or the "Company") today released results for the first quarter ended March 31, 2008. All dollar amounts are US denominated unless otherwise indicated.

“We are pleased with the results of the first quarter.  We achieved year-over-year increases in both gross margins and EBITDA.  Intertape’s ability to obtain higher selling prices, and thus offset raw material cost increases, as well as a refocus on high-margin products, helped the Company’s performance despite the overall weakened economic situation in the U.S.

“This is most evident in the Engineered Coated Products (“ECP”) Division, where EBITDA almost doubled from the previous year, despite the continuing slowdown in the residential construction sector.

“A further highlight of the first quarter was the completion of new financing arrangements. Among the advantages the Company expects are the elimination of all but one financial covenant and a significant reduction in interest expense in 2008 compared to 2007.  This places the Company on a very solid footing,” stated Melbourne F. Yull, Intertape’s Executive Director.

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings, is set out below in the EBITDA reconciliation table in the section entitled “Non-GAAP Information”

Earnings

Adjusted net earnings for the first quarter of 2008 were $1.9 million or $0.03 per share, both basic and diluted, compared to $0.9 million or $0.02 per share both basic and diluted for the same period last year.

Non-recurring items in the first quarter were related to the refinancing of the existing Senior Secured Credit Facility and included both the noncash write-off of debt issue expenses of $3.1 million and the settlement of the interest rate swap agreements at a cost of $2.9 million.  Adjusted net earnings are defined by the Company as net earnings (loss) excluding refinancing costs and manufacturing facility closures, restructuring, strategic alternatives and other charges (net of tax).

A reconciliation of the Company’s adjusted net earnings, a non-GAAP financial measure, to GAAP net earnings, is set out below in the adjusted net earnings reconciliation table in the section entitled “Non-GAAP Information”.

The net loss for the first quarter was $1.9 million or $0.03 per share, both basic and diluted, compared to a net loss of $0.6 million or $0.01 per share, both basic and diluted, for the first quarter of 2007.

Sales

First quarter sales were $184.5 million, down slightly from sales of $186.8 million in the first quarter of 2007 due to the continuing economic weakness in the United States.  Intertape was able to raise prices during the quarter to offset certain raw material cost increases, most significantly resin plastic based raw material.

Gross profit and gross margin

Gross profit for the first quarter totaled $27.6 million, basically even with the gross profit of $27.5 million a year ago.  First quarter gross margin increased to 15.0% from 14.7% in the first quarter of 2007.

SG&A expenses

Selling, general and administrative (“SG&A”) expenses were $17.6 million for the first quarter of 2008 (9.6% of sales), compared to $18.3 million for the first quarter of 2007 (9.8% of sales).

EBITDA
First quarter EBITDA and adjusted EBITDA were both $17.0 million compared to EBITDA of $14.0 million and adjusted EBITDA of $16.4 million for the first quarter in 2007.

Segmented Information

Tapes & Films (“T&F”) Division

Sales for the T&F Division for the first quarter totalled $148.7 million, a 1.6% decrease compared to $151.1 million for the first quarter of 2007.  Sales volumes (units) decreased 7.1% compared to the first quarter of 2007.  The volume decline was largely offset by selling price increases.

First quarter gross profits for the Division totalled $23.3 million at a gross margin of 15.7% compared to $24.2 million at a gross margin of 16.0% for the first quarter of 2007.

EBITDA was $15.6 million compared to $16.4 million for the comparable period a year ago.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
For the periods ended,	Three months ended Mar. 31, 2008	Three months ended Mar. 31, 2007
	$	$
Divisional earnings before income taxes	8.4	9.0
Depreciation and amortization	7.2	7.4
EBITDA	15.6	16.4
EBITDA margin	10.5%	10.9%

Engineered Coated Products (“ECP”) Division

Sales for the ECP Division for the first quarter were $35.8 million, flat when compared to the first quarter a year ago.  The first quarter is traditionally the slowest of the year. Sales volumes (units) decreased 0.9% from the first quarter of 2007.  The unit decline was mitigated by selling price increases and product mix changes.  While sales volumes continued to be affected by a decline in products sold to the residential construction market, newer higher margin products performed well.

Gross profits for the Division for the first quarter totalled $4.3 million at a gross margin of 12.1% compared to $3.3 million at a gross margin of 9.1% for the first quarter of 2007.  The first quarter gross profit and gross margin improvement resulted from increased selling prices and improved product mix.

EBITDA for the first quarter was $2.2 million compared to $1.2 million for the same quarter of 2007 due to the gross profit and gross margin improvement.

ECP Division EBITDA Reconciliation to Net Earnings (in millions of US dollars)
For the periods ended,	Three months ended Mar. 31, 2008	Three months ended Mar. 31, 2007
	$	$
Divisional earnings (loss) before income taxes	0.8	(0.1)
Depreciation and amortization	1.4	1.3
EBITDA	2.2	1.2
EBITDA margin	6.1%	3.7%

Cash flow from operations

Cash flow from operations before changes in non-cash working capital items provided liquidity of $9.5 million for the first quarter of 2008 compared to $7.8 million for the first quarter of 2007.  The improvement essentially reflects profit improvement, despite a $2.9 million charge for the settlement of the interest rate swap agreements.

Changes in non-cash working capital items used $12.3 million for the first quarter of 2008 compared to using $1.5 million during the same period in 2007.  The greater cash use in the first quarter of 2008 primarily results from increases in trade accounts receivable and inventories and a reduction in accounts payable and accrued liabilities from year-end levels.

As a result, operating activities used cash of $2.8 million for the first quarter of 2008 compared to providing liquidity of $6.3 million for the first quarter of 2007.

Outlook

“The Company expects costs to continue to increase.  Escalating oil prices will have an effect on all energy-related expenses, such as freight, natural gas and other utilities. Higher raw material costs are also expected. The prevailing challenging economy also adds an element of uncertainty going forward. However, with Intertape’s financial stability, we are able to focus on achieving additional cost reductions to help mitigate these conditions. New, higher-margin products are also being commercialized and we will continue to seek higher selling prices,” concluded Mr. Yull.

Non-GAAP Information

This release contains certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA and adjusted net earnings. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the Company's performance. The Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

“Adjusted net earnings” is a non-GAAP financial measure that the Company is including because management believes that it provides a better comparison of results for the periods presented, as it does not take into account non-recurring items and manufacturing facility closures, restructuring, strategic alternatives and other charges in each period. Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore, unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings is set out in the following table:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)

For the three months ended March 31,	2008	2007
	$	$
Net loss – as reported	(1.9)	(0.6)
Add back (net of tax): Refinancing expense	3.8
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1.5
Adjusted Net Earnings	1.9	0.9
Earnings (loss) per share:
Basic – as reported	(0.03)	(0.01)
Basic – adjusted	0.03	0.02
Diluted – as reported	(0.03)	(0.01)
Diluted – adjusted	0.03	0.02

A reconciliation of the Company’s EBITDA and Adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. The Company defines Adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges.  Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) ( in millions of US dollars)

For the three months ended March 31,	2008	2007
	$	$
Net loss – as reported	(1.9)	(0.6)
Add back (deduct): Financial expenses, net of amortization	4.4	6.0
Refinancing expense net of amortization Income taxes (recovery)	2.9 (0.8)	(0.4)
Depreciation and amortization	12.4	9.0
EBITDA	17.0	14.0
Manufacturing facility closures, restructuring, strategic alternatives and other charges		2.4
Adjusted EBITDA	17.0	16.4

(All figures in US Dollars, unless otherwise stated; March 31, 2008 exchange rate: Cdn 1.0181 equals U.S. $1.00)

Conference Call

A conference call to discuss Intertape's 2008 first quarter results will be held later this morning at 10 A.M. Eastern Time. Participants may dial 1-800-230-1951 (U.S. and Canada) and 1-612-332-0226 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 922566. The recording will be available from Wednesday, May 14, 2008 at 12:00 P.M. until Friday, June 13, 2008 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, Adjusted EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Consolidated Earnings

Three month periods ended

(In thousands of US dollars except per share amounts)

(Unaudited)

	March 31,
	2008	2007
	$	$

Sales	184,501	186,835
Cost of sales	156,871	159,370
Gross profit	27,630	27,465

Selling, general and administrative expenses	17,629	18,321
Stock-based compensation expense	421	454
Research and development expenses	1,441	1,025
Financial expenses
Interest	5,984	6,549
Other	(1,195)	(255)
Refinancing expense	6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges		2,369
	30,311	28,463
Loss before income taxes recovery	(2,681)	(998)
Income taxes recovery	(818)	(428)
Net loss	(1,863)	(570)

Loss per share
Basic	(0.03)	(0.01)

Diluted	(0.03)	(0.01)

Consolidated Deficit

Three month periods ended

(In thousands of US dollars)

(Unaudited)

	March 31,
	2008	2007
	$	$
Balance, beginning of period	(67,482)	(59,532)
Cumulative impact of accounting changes relating to financial instruments, hedges and inventories	(252)	443
Balance, beginning of period, as restated	(67,734)	(59,089)
Net loss	(1,863)	(570)
Balance, end of period	(69,597)	(59,659)

Weighted average number of common shares

  Outstanding

GAAP – Basic

58,956,348

40,986,940

GAAP – Diluted

58,956,348

40,986,940

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31,
	2008	2007
	$	$
Net loss	(1,863)	(570)
Other comprehensive income
Change in fair value of interest rate swap agreements, designed as a cash flow hedge (net of future income taxes as at March 31, 2008 and 2007 of $785 and $161, respectively)	(1,337)	(274)
Settlement of interest rate swap agreements, recorded in consolidated earnings (net of future income taxes of $1,080)	1,840
Change in accumulated currency translation adjustments	(4,295)	2,130
Other comprehensive income	(3,792)	1,856
Comprehensive income (loss)	(5,655)	1,286

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	10,851	15,529
Trade receivables	96,380	91,427
Other receivables	4,193	2,970
Inventories	101,529	99,482
Parts and supplies	13,491	13,356
Prepaid expenses	3,296	3,522
Future income taxes	11,231	11,231
	240,971	237,517
Property, plant and equipment	312,051	317,866
Other assets	21,733	23,176
Future income taxes	53,774	53,990
Goodwill	68,759	70,250
	697,288	702,799
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,564	88,866
Installments on long-term debt	1,022	3,074
	86,586	91,940
Long-term debt	246,606	240,285
Pension and post-retirement benefits	9,578	9,765
Derivative financial instruments		799
	342,770	342,789
SHAREHOLDERS’ EQUITY
Capital stock	348,168	348,174
Contributed surplus	12,277	11,856

Deficit	(69,597)	(67,482)
Accumulated other comprehensive income	63,670	67,462
	(5,927)	(20)
	354,518	360,010
	697,288	702,799

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months periods ended

(In thousands of US dollars)

(Unaudited)

	March 31, 2008	March 31, 2007
OPERATING ACTIVITIES	$	$
Net loss	(1,863)	(570)
Non-cash items
Depreciation and amortization	9,264	8,959
Write-off of debt issue expenses	3,111
(Gain) loss on disposal of property, plant and equipment	(163)	59
Future income taxes	(1,061)	(602)
Stock-based compensation expense	421	454
Pension and post-retirement benefits funding in excess of amounts expensed	(199)	(490)
Cash flows from operations before changes in non-cash working capital items	9,510	7,810
Changes in non-cash working capital items
Trade receivables	(4,381)	(7,544)
Other receivables	(1,309)	143
Inventories	(3,590)	(7,196)
Parts and supplies	(240)	(227)
Prepaid expenses	191	464
Accounts payable and accrued liabilities	(3,019)	12,894
	(12,348)	(1,466)
Cash flows from operating activities	(2,838)	6,344
INVESTING ACTIVITIES
Property, plant and equipment	(4,248)	(5,466)
Proceeds on sale of property, plant and equipment	3,114	10
Other assets	(107)	573
Goodwill		(300)
Cash flows from investing activities	(1,241)	(5,183)
FINANCING ACTIVITIES
Net change in bank indebtedness		3,171
Long-term debt	118,767	177
Debt issue expenses	(2,165)
Repayment of long-term debt	(117,124)	(17,421)
Cash flows from financing activities	(522)	(14,073)
Net decrease in cash and cash equivalents	(4,601)	(12,912)

Effect of currency translation adjustments	(77)	32
Cash and cash equivalents, beginning of period	15,529	17,299
Cash and cash equivalents, end of period	10,851	4,419

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000